Exhibit 99.1

For immediate release

Allstate Life Insurance Company Participates in PREPARE Study to
Evaluate New Medical Technology

Allstate teams up with IMI and McNeil Consumer Healthcare for non-invasive risk assessments.

Toronto, Ontario (August 2, 2005) - Blood tests today, skin tests tomorrow. Allstate Life Insurance Company, a subsidiary of The Allstate Corporation, is participating in the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) clinical trial, a study with IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME), and McNeil Consumer Healthcare. The study evaluates a new medical technology for assessing the risk of coronary artery disease.

Currently, Allstate Life Insurance Company customers who apply for a life insurance policy must undergo a blood test as one of a number of factors to assess their coronary artery disease risk. The new study incorporates a skin test that uses an adhesive collection strip that is applied to a study participant’s hand. Upon removal of the strip, dead skin cells are collected and then sealed in a collection device and processed using IMI’s patented PREVU* LT Skin Sterol Test system.

PREVU* non-invasively measures the amount of sterol, or skin tissue cholesterol, without the drawing of blood or a special pre-test diet, and takes minutes to perform. Skin sterol evaluates the level of cholesterol that has accumulated in the tissues of the body as opposed to the blood.

“Allstate is always looking at new technology to make our underwriting process simpler for our customers,” said Matt Easley, vice president of life products, Allstate Life Insurance Company. “Once the study is completed, we will closely review the results to determine if the skin test may be an acceptable alternative to blood testing for some insurance applicants.”

As part of this clinical trial, customers will have the opportunity to voluntarily participate in this new scientific study. During this trial, the results of the skin test will have no impact on their life insurance application.

“We are pleased to count Allstate as a partner in this important and potentially groundbreaking study,” said Dr. Brent Norton, president and CEO of IMI International Medical Innovations Inc., developer of PREVU* LT Skin Sterol Test. “In the U.S., approximately 13.5 million individual life insurance policies are purchased annually - - many of which do not include a cardiovascular disease assessment. PREVU* LT is designed to be a simple, effective tool for insurers to better manage this risk.”

Peter Kalra, business unit director, Diagnostics, McNeil Consumer Healthcare Canada, agrees that this novel and simple method of measuring skin sterol may become a viable option for risk assessment in life insurance screening.

"We look forward to the results of the PREPARE Study as it may prove the utility of PREVU and provide the life insurance industry another tool to help provide the best product to their customers" said Kalra.

Allstate Life Insurance Company, Lincoln Benefit Life Company and American Heritage Life Insurance Company (Allstate Workplace Division) are proud members of the Insurance Marketplace Standards Association - IMSA. Our membership signifies our commitment to honesty and fairness in the sales and service of individually sold life insurance, long-term care, and annuity products.

The Allstate Corporation (NYSE: ALL) is the nation’s largest publicly held personal lines insurer. Widely known through the “You’re In Good Hands With Allstate®” slogan, Allstate helps individuals in approximately 17 million households protect what they have today and better prepare for tomorrow through approximately 13,600 exclusive agencies and financial professionals in the U.S. and Canada. Customers can access Allstate products and services such as auto insurance and homeowners insurance through Allstate agencies, or in select states at allstate.com and 1-800 Allstate®. EncompassSM and Deerbrook®Insurance brand property and casualty products are sold exclusively through independent agents. Allstate Financial Group provides life insurance, supplemental accident and health insurance, annuity, banking and retirement products designed for individual, institutional and worksite customers that are distributed through Allstate agencies, independent agencies, financial institutions and broker-dealers.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Allstate Contact:
Rebecca Hirsch
Media Relations
(847) 402-5600

IMI Contact:
Sarah Borg-Olivier
Director, Communications
(416) 222-3449
sbolivier@imimedical.com